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                            April 26, 2021

       Tanner Ainge
       Chief Executive Officer and Director
       Banner Acquisition Corp.
       1633 W. Innovation Way, 5th Floor
       Lehi, UT 84043

                                                        Re: Banner Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Confidentially
Submitted March 31, 2021
                                                            CIK No. 0001852332

       Dear Mr. Ainge:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 confidentially submitted March 31, 2021

       Summary
       The Offering, page 10

   1. Given that a business combination requires the affirmative vote of a majority of the outstanding shares of
common stock voted present and entitled to vote at the meeting, disclose the number of
public shares that would be needed to vote in favor of a business combination, assuming
the minimum number of shares representing a quorum are voted.
 Tanner Ainge
FirstName   LastNameTanner
Banner Acquisition  Corp. Ainge
Comapany
April       NameBanner Acquisition Corp.
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
Risk Factors
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you..., page 67

2. Revise this risk factor to focus on your redemption feature triggered by a trading price of
         $10.00 (rather than the $18.00 feature) and highlight that (1) the trading price is less than the exercise price of the warrants ($11.50) and (2) may result in investors having to exercise the warrants at a time when they are out-of-the-money or receive nominal consideration from the company for them.
       You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Sarah Morgan